[Sonnenschein Nath & Rosenthal LLP Letterhead]




Marc Salle
816.460.2555
msalle@sonnenschein.com




June 23, 2006




VIA EDGAR
---------


Ms. Kathleen Collins
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  DST Systems, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 7, 2006
               Form 8-K Filed April 26, 2006
               File No. 1-14036

Dear Ms. Collins:

     We serve as counsel to DST Systems, Inc. ("DST" or the "Company"), and have been asked by DST to provide the following responses to your comment letter dated May 24, 2006 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced reports.

     As discussed in our letter to you dated May 25, 2006, we appreciate the provision of additional time in which to submit this response in light of the absence of key personnel of the Company during the period prior to the original deadline of June 8, 2006.

     In connection with this response, DST acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response to your comments is preceded by the comment to which it relates. Page number references are to the pages of the applicable report.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Consolidated Balance Sheet, page 78
-----------------------------------

Comment 1. We note your presentation of Transfer agency investments in current assets. Tell us whether transfer agency investments are restricted assets, and if so, why they are not identified as restricted assets.

     Response: The Company provides a cash management service for mutual fund transfer agency clients, whereby end of day available client bank balances are invested overnight by and in the name of the Company into high credit quality money market funds. All invested balances are returned to the mutual fund transfer agency client accounts the following business day.

     DST reports these transfer agency investments as a current asset in its Consolidated Balance Sheet, and reports the transfer agency deposits as a current liability.

     The end of day client bank balances are invested in accounts established by DST and in the name of DST. The clients do not have the ability to direct the disposition of the monies invested in these DST accounts. DST is not subject to any contractual restriction on the use or disposition of such funds. DST believes that the absence of a contractual restriction on the disposition of these funds suggests they are properly not recordable as restricted assets.

     Investing client monies is not uncommon for transaction processing companies. DST believes other transaction processors (including two publicly traded companies that specialize in payroll transaction processing services) have similar arrangements. Before implementing its investment program for transfer agency clients, DST reviewed both GAAP and the reporting practices of companies maintaining similar programs. DST found that practice varied among the other publicly traded transaction processors. DST believes GAAP requires that the investments and deposits be reflected as a current asset and liability, respectively. Although the invested balances could technically be classified as a cash equivalent, DST concluded that, although technically correct, recording these balances in this manner could be potentially misleading to investors and other users of DST's financial statements. DST concluded that separate line item treatment of the current asset and corresponding liability was the most meaningful presentation in the consolidated financial statements. Although the investments are not legally or contractually restricted, DST has designated them internally for satisfaction of the related transfer agency deposit liability. DST's accounting policy as it relates to the transfer agency investments and deposits is described on page 85 of DST's December 31, 2005 Form 10-K. DST believes the policy is in conformity with GAAP and provides the most meaningful presentation for users of DST's financial information.

Consolidated Statement of Income, page 77
-----------------------------------------

Comment 2. It appears from disclosures throughout your filing that you sell hardware, software, services and receive rental income. Tell us how you considered separately disclosing your product, service and rental revenues and their respective costs. In your response address the nature and types of hardware, software and services you provide and the approximate amount of revenue generated from each. Rule 5-03(b)(1) and (2) of Regulation S-X.

     Response. Rule 5-03(1) of Regulation S-X requires a registrant to present separately on the income statement revenues from the subcaptions listed in subparagraphs (a) - (e) in Rule 5-03(1). Among these subcaptions are (a) net sales of tangible products, (c) income from rentals, (d) revenues from services, and (e) other revenues. Paragraph (b) of Rule 5-03 provides, however, that if income is derived from more than one of these subcaptions, each class which is not more than 10% of the sum of the items may be combined with another class. If these items are combined, then related costs and expenses as described under Rule 5-03(2) of Regulation S-X are required to be combined in the same manner.

     DST derives over 90% of its revenues from providing computer processing and other services under contracts. Because DST's product and rental revenues were less than 10% of its consolidated revenues, DST properly elected to combine those revenues with DST's service revenues on the Consolidated Statement of Income in accordance with the guidance provided in Rule 5-03(1) and (2).

     DST's real estate operations own office buildings and production facilities which are held primarily for lease to DST's other business segments. DST also leases an immaterial amount of office and production space to unrelated third parties. DST earns rental income from these real estate leasing activities. Intercompany rental income and expense is eliminated upon consolidation. For the years ended December 31, 2005, 2004, and 2003, third-party revenues from real estate leasing activities were approximately 0.7%, 0.5%, and 0.5% of total revenues, respectively.

     DST earns product revenues from the sale of computer software and (third-party) hardware. The Company licenses its asset management, AWD (business process management) and health solutions software products to customers. Occasionally, DST will procure hardware from third-parties and resell the hardware to software customers. For the years ended December 31, 2005, 2004, and 2003, revenues from the sale of products (software and hardware) were approximately 4.6%, 6.4%, and 5.9% of total revenues, respectively.

     DST believes this issue was previously discussed with the Commission staff in connection with DST's Form S-4 filed in 1998. The response was to Comment #54 in the response letter dated November 3, 1998 addressed to Mr. Nicholas Panos. DST believes this issue was also discussed with the Commission staff in connection with DST's Form S-1 filed in 1995. The response was to Comment # 29 in the response letter to Mr. Robert Osberger dated October 27, 1995. The composition of DST's revenues has not changed materially since this issue was last discussed with the Commission staff. DST will continue to monitor its compliance with Rule 5-03(1) and (2) in the future.

Comment 3. We also note that you do not separately disclose the cost of revenues and selling, general and administrative expense. Tell us why you believe all "costs and expenses" relate to revenue producing activities. For example why would marketing, advertising, selling, accounting and finance expenses and executives salaries, for example, relate to revenue producing activities? Further tell us the amount of selling, general and administrative expenses and what expenses you include in these categories for each year presented and how your current presentation complies with Rule 5-03(b)(2), (3) and (4) of Regulation S-X.

     Response. On DST's Consolidated Statement of Income, all costs incurred by the Company to produce revenues, excluding depreciation and amortization, have been included in costs and expenses. DST believes that the nature of its business as well as its organizational structure, in which virtually all officers and associates have operational responsibilities, does not allow for a meaningful segregation of selling, general and administrative costs under Rule 5-03(4). These costs, which the Company believes to be immaterial, are included in costs and expenses. Total expense associated with the executive, accounting / finance, internal audit, human resource and selling functions, as a percentage of total costs and expenses, during the years ended December 31, 2005, 2004, and 2003 were 5.5%, 4.0% and 4.1%, respectively. DST considers these percentages to be conservative as many of the personnel costs included were for officers and associates who also have operational responsibilities.

     As indicated in DST's response to Comment # 2 above, Rule 5-03(2) allows for combining costs and expenses in the same manner that any revenue subcaptions in Rule 5-03(1) are combined. DST believes there are no material other operating costs and expenses that would need to be separately reported in the Consolidated Statement of Income under Rule 5-03(3).

     DST believes this issue was previously discussed with the Commission staff in connection with DST's Form S-3 filed in 2003 and in connection with DST's Form S-1 filed in 1995. The Form S-3 response was to Comment #43 in the response letter dated October 31, 2003 addressed to Ms. Barbara Jacobs. The Form S-1 response was to Comment #30 in the response letter dated October 16, 1995 addressed to Mr. Terry E. Hatfield. The composition of DST's selling, general and administrative costs has not changed materially since this issue was last discussed with the Commission staff. DST will continue to monitor its compliance with Rule 5-03(2), (3) and (4) in the future.


Note 2--Significant Accounting Policies
---------------------------------------

Principles of Consolidation, page 82
------------------------------------

Comment 4. We note from your disclosures that the Company's analyses of its real estate joint ventures indicate that a large portion of the real estate joint ventures are variable interest entities; however, the real estate joint venture does not need to be consolidated because the Company is not the primary beneficiary. Tell us how you considered disclosing information relating to the Company's variable interests pursuant to paragraph 24 of FIN 46R. Further provide this information supplementally.

     Supplemental Response. In advance of its adoption in 2004 of FIN 46, Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51, the Company performed a comprehensive and detailed analysis of all arrangements that may qualify as variable interest entities (VIE). In completing this analysis, the Company determined that certain of the Company's real estate joint ventures are variable interest entities because DST's joint venture partner not only contributed equity, but also provided debt financing or a guarantee in excess of 50% on the joint venture's debt. Although DST's analysis indicated that these entities are variable interest entities under FIN 46, DST determined that it was not the primary beneficiary in these arrangements and that the entities should therefore not be consolidated with DST.

     DST has thoroughly considered paragraph 24 of FIN 46R, Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51 - Revised, which provides that an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary shall disclose:

     1. The nature of its involvement with the VIE and when that involvement began

     2. The nature, purpose, size, and activities of the VIE

     3. The enterprise's maximum exposure to loss as a result of its involvement in the VIE.

     Although as stated below DST does not consider that the financial statement impact of its interests in VIEs is material, extensive disclosure with regard to these and other of DST's unconsolidated affiliates is included in Notes 2, 5 and 12 to the Consolidated Financial Statements in DST's Form 10-K. Included in these disclosures is information regarding the nature of DST's involvement in the VIEs, the nature and purpose of the VIEs, the carrying value of these investments and certain contractual obligations of these entities.

     DST believes that its real estate variable interest entities (where DST is not the primary beneficiary) are immaterial to DST's consolidated financial statements. DST's investment in these entities represented only 2% of total assets at December 31, 2005 and 2004, and the income attributable to DST from these entities was essentially break even, in the aggregate, during the years ended December 31, 2005 and 2004. DST's risk of loss on these entities is limited to its investment in them. Upon adoption of FIN 46, DST considered whether it was appropriate to disclose that it had variable interest entities even though they were immaterial to the financial statements. Notwithstanding what it believes is the lack of materiality of these entities to DST's results or assets, the above-referenced disclosures have been provided by DST in accordance with paragraph 24 of FIN 46R and in the interest of providing transparent disclosure to investors about DST's investments in these ventures.

Revenue Recognition, page 83
----------------------------

Comment 5. You disclose that allowances for billing adjustments are estimated as revenues are recognized and recorded as reductions in revenues. Provide us the activity allowances for billing adjustments and doubtful accounts for all period presented and how you considered disclosing this information this activity within the notes to your financial statements or providing this information in
Schedule II (Valuation of qualifying accounts) to your filing. We refer you to Rule 5-04 of Regulation S-X.

     Response.  The  Company  believes  the  information  otherwise  required by
Schedule II pursuant to Rule 5-04 of Regulation S-X is not material to the Consolidated Financial Statements. Rule 4-02 of Regulation S-X states that, "if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth." The Company has determined that its allowance for doubtful accounts and the annual activities (amounts charged to expenses and deductions) affecting this allowance account are not material to DST's Consolidated Financial Statements. The total allowance for doubtful accounts receivable (which includes the provision for billing adjustments) was approximately 0.3% of total assets at December 31, 2005 and 2004. Billing adjustments, which generally materialize within 60 days of the invoice date, and doubtful account charges are the two primary factors that affect the Company's adjustment of its allowance account. The Company has determined that its doubtful account expense (which includes billing adjustments) is not material, as disclosed in the revenue recognition portion of
Note 2 to the Consolidated Financial Statements on page 83 of the Form 10-K. For the years ended December 31, 2005, 2004 and 2003, doubtful account expense (including billing adjustments) was approximately 0.4%, 0.5%, and 0.5%, respectively, of total revenues. The doubtful account and billing adjustment components of these amounts are as follows (as a percentage of total revenues):


           ------------------------- ---------- ----------- -----------
                                        2005       2004        2003
                                        ----       ----        ----
           ------------------------- ---------- ----------- -----------
           Doubtful accounts            0.05%      0.05%       0.05%
           ------------------------- ---------- ----------- -----------
           Billing adjustments          0.35%      0.45%       0.45%
                                        -----      -----       -----
           ------------------------- ---------- ----------- -----------
           Total                        0.40%      0.50%       0.50%
           ------------------------- ---------- ----------- -----------


Comment 6. We note that the Company enters into arrangements to sell software, hardware and services. With regards to these multiple element arrangements, please explain the following:

     o Tell us the nature of the units of account and how you have determined the units of account.

     o Tell us how you account for arrangements that include product and technical support services (post contract customer support). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.

     o Tell us how you determined you have established vendor specific objective evidence of fair value for each element (software, hardware and services).

     o Tell how you considered the provisions of EITF 03-5 in determining the literature to apply to multiple element arrangements that include software and non-software deliverables.

     Response. DST derives over 90% of its revenues from providing computer processing and other services under contracts. The majority of DST's computer processing and other services are billed on a monthly basis generally with thirty day collection terms. Typically, these contractual arrangements do not contain multiple elements. For servicing contracts that do contain multiple elements, the completion of the various services generally coincides with the end of the month, and DST then issues an invoice that includes all of the services provided that month. DST recognizes revenue upon completion of the service related to each element (assuming all of the other revenue recognition criteria have been met).

     As discussed in the response to Comment No. 2 above, for the years ended December 31, 2005, 2004, and 2003, revenues from the sale of products (software and hardware) were approximately 4.6%, 6.4%, and 5.9% of total revenues, respectively. DST's licensed software consists of mature, established products. DST's on-going development activities related to its licensed software products are principally oriented towards adding new functionality and features to existing software. Two businesses (DST Interactive, Inc. and DST Innovis, Inc.) that contributed to DST's software license sales during the three years ended December 31, 2005 were sold on July 1, 2005. Accordingly, DST anticipates that software and hardware revenues will decrease in the future.

     DST's business model for licensed products may include arrangements with multiple deliverables (elements). For arrangements with multiple deliverables, at the inception of the contract and as each item in the arrangement is delivered, DST analyzes all deliverables to determine whether they represent separate units of accounting. The common deliverables in DST's multiple element arrangements include the following: 1) a perpetual license for the use of the software code; 2) software maintenance / support services; and 3) software consulting / development services. An item can generally be considered a separate unit of accounting if all of the following criteria are met: 1) the delivered item(s) has value to the customer on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item(s); and 3) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. Items which do not meet these criteria are combined into a single unit of accounting. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values. For DST multiple element arrangements, the Company believes that a perpetual license for the use of the software code, software maintenance / support services and software consulting / development services each has value on a stand-alone basis and is offered and sold to customers on a stand-alone basis. DST believes, based upon historical sales of these units, that there is objective and reliable evidence of the fair value of the undelivered element. If the software consulting / development services are considered essential to the functionality of any other element of the transaction, then those services are not accounted for separately and are considered part of the license fee. DST generally does not allow rights of return in its agreements for these licensed product sales.

     For perpetual license arrangements that may include product and technical support services (post contract customer support), DST follows the authoritative guidance in SOP 97-2, Software Revenue Recognition. For the majority of DST's multiple element arrangements where software support services are included, these support services are performed over a stated term (typically three to five years). Revenues associated with support services are recognized ratably over the term of the support agreement and do not begin until after DST delivers the licensed product to the customer and all other obligations have been performed.

     DST considered the provisions of EITF 03-5 in determining its accounting policy for multiple element arrangements. For the majority of DST's multiple element arrangements, DST believes that the software license is more than incidental to the products and services as a whole. As a result, DST has accounted for the software and the non-software elements in accordance with SOP 97-2.


Comment 7. We note from disclosures throughout your filing that the Company provides a number of different services (billing services, design services, distribution services, etc.) for which the nature and terms of the arrangements appear to differ. Tell us the nature and billing terms of the arrangements, the timing of revenue recognition and the authoritative literature that is generally applied in recognizing revenue for your different services.

     Response. The Company derives over 90% of its revenues as a result of providing computer processing and other services under contracts. Although the nature of the services that DST provides to its customers may be different, the Company believes the terms of the arrangements are very similar. Mutual fund shareowner processing and DST's Output Solutions print/mail or distribution services comprise the majority of services that DST provides. These processing services are billed on a monthly basis generally with thirty day collection terms. The pricing for these services is stated in the contract and those rates are extended by the units processed or delivered during the month to determine the invoiced amount for the service. DST also provides an immaterial amount of consulting, development, and training services on a time and materials basis. Billing for these services is similar to processing services described above (on a monthly basis whereby the units for these services are billing hours). Certain commercial arrangements require a fixed fee for development and consulting services instead of a time and materials basis. For fixed fee arrangements, the Company generally recognizes revenue on a percentage of completion basis. As discussed more fully in our response to comment No. 6, software license fees, maintenance fees and other ancillary fees are recognized as services are provided or delivered and all customer obligations have been met. The Company recognizes revenues for maintenance services ratably over the contract term, after collectibility is reasonably assured. The Company follows the authoritative guidance summarized in SAB 104, Revenue Recognition, which replaced SAB 101. For software revenue arrangements, the Company follows the authoritative guidance in SOP 97-2, Software Revenue Recognition. Other authoritative revenue recognition guidance that the Company considers includes:
(1) EITF 00-21, Accounting for Multiple Element Arrangements; (2) EITF 01-14, Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses; (3) SFAS No. 48,

Revenue Recognition When Right of Return Exists; and (4) as discussed in DST's response to Comment No. 8, SFAS No. 60, Accounting and Reporting by Insurance Enterprises.

     The following discussion is a summary of the nature and billing terms of the various services that DST provides, which are described in more detail in
Item 1 of the Form 10-K. The largest service that DST provides, shareowner accounting and processing, is performed on a Remote / Application Service Provider ("ASP") basis or on a Full Service basis. Fees for these services are generally billed monthly on a per account, number of funds, number of participants in the defined contribution plan, or transaction basis for clerical services. DST Health Solutions provides monthly processing services on a Remote / ASP or Full Service basis and bills its customers on a per member (of a health plan customer), per month basis. Revenues for consulting, communication design, and development services are generally based on the number of hours spent on the project during the month extended by the contracted rate of the individual performing the work. Revenues for DST's Output Solutions statement and billing services (also referred to as print/mail or distribution services) are based generally on the number of items mailed, images processed and the range of customization and personalization options chosen by the customer. Revenues for DST's consumer risk transfer program services and customer service / billing services are generally charged based on the number of enrolled customers for the wireless equipment insurance programs and equipment maintenance plans, and the number of subscribers (the end-users of the services offered by the customers), respectively.

     Although the nature of the services that DST provides to its customers may be different, the Company believes the terms of the arrangements are very similar. Each service provided has a common billing unit which could take the form of an account, image, item mailed, transaction, user / workstation, plan member, customer, cable subscriber, or hours. Each month, these common billing units are accumulated and then extended by the contractual billing rate for the services provided. Customers can purchase as much or as little as they require. DST bills its customers based on the actual services consumed during the month. It is the Company's belief that it has properly recognized revenue on the various services that it provides.


Comment 8. We note from disclosures within your filing that you have an insurance company (Vermont Western Assurance, Inc.). Tell us the authoritative guidance you follow in accounting for the operations of this insurance company and how your financial reporting for insurance related activities complies with this guidance. In your response tell us the significance of this operation to your financial condition, results of operations and cash flows.

     Response. The Company consolidates its wholly-owned subsidiary, Vermont Western Assurance, Inc. ("Vermont Western"), a captive insurance company based in Vermont. The Company follows the guidance in SFAS No. 60, Accounting and Reporting by Insurance Enterprises, to account for the insurance related activities of Vermont Western. The Company has also considered the guidance in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-duration and Long-duration Contracts, as it relates to Vermont Western's risk transfer and reinsurance activities. Financial reporting for Vermont Western's insurance related activities is accounted for as follows: 1) investments are classified as available-for-sale and are accounted for in accordance with DST's Investments in Securities accounting policy described in Note 2 on page 85 of the Form 10-K; 2) insurance premium revenues (except Vermont Western's lost instrument bond program) are recognized over the terms of their related policies and unearned premium liabilities are established for the portion of premiums written and assumed applicable to the unexpired period of policies in force; 3) insurance premiums assumed for long-duration contracts, such as Vermont Western's lost instrument bond coverage program, are recognized as revenue on the effective date of the contract; and 4) liabilities for loss and loss adjustment expenses are established in amounts estimated to settle incurred losses and these liabilities are based on individual case estimates for reported losses and estimates of incurred but not reported losses. DST engages an unaffiliated actuarial firm to help establish insurance IBNR loss reserves for Vermont Western.

     DST does not believe that Vermont Western is material to its Consolidated Financial Statements. At December 31, 2005 and 2004, total assets of Vermont Western were 3.1% and 2.5% of DST's consolidated total assets, respectively. Total liabilities of Vermont Western, including insurance reserves, were 0.7% and 0.6% of DST's total liabilities, respectively. Premium revenues were 2.0%, 1.0% and 0.4% of DST's total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Income before taxes was 2.4%, 4.7% and 2.2% of DST's income before taxes for the years ended December 31, 2005, 2004 and 2003, respectively. Regarding operating cash flows, Vermont Western represented approximately 7.2%, 3.2% and 2.4% of DST's total cash provided by operating activities for the years ended December 31, 2005, 2004 and 2003, respectively. However, consolidated DST operating cash flows were abnormally low during the year ended December 31, 2005 due to income tax obligations associated with the sales of businesses, the recognition of which had the effect of reducing consolidated cash flow from operations. Vermont Western's cash used in investing activities was approximately 0.4%, 4.1% and 5.1% of DST's total investing cash flows for the years ended December 31, 2005, 2004 and 2003, respectively.

     DST believes its disclosures are adequate based on the materiality of these captive insurance company activities in relation to DST's Consolidated Financial Statements.



Software development and maintenance, page 84
---------------------------------------------

Comment 9. We note from your disclosure that non-capitalizable software development and maintenance costs are included in operating costs. Tell us under what circumstances that maintenance costs would be capitalized and the authoritative literature that provides for capitalization of maintenance costs. Further tell us the amount of software development and maintenance costs, as disclosed in your notes, relates to research and development as opposed to maintenance. Revise future filings to disclose the amount that relates to research and development. We refer you to SFAS 2.

     Response. After reflecting on the note disclosure on page 84 of its Form 10-K, DST acknowledges that the sentence structure could potentially be read in a way to suggest that the Company may be capitalizing maintenance costs. The
Company believes this is a drafting issue as opposed to a GAAP issue. DST intended the word "non-capitalizable" to attach to "software development" only and not to "maintenance costs." DST does not capitalize maintenance costs. All maintenance costs are expensed as period costs. DST intends to restructure the sentence in future filings to eliminate any potential confusion.

     DST principally provides processing services using its proprietary software technology. A limited number of its proprietary products are also offered on a license basis, although in most cases DST also offers processing services using these products. Generally investments in new technology take the form of new product features for which the effort to achieve technological feasibility is low. DST does perform development on its proprietary products, a portion of which is capitalized in accordance with SOP 98-1 or SFAS No. 86, as well as a significant amount of activities that are non-capitalizable software development costs such as research and development, as defined in SFAS No. 2, Accounting for Research and Development Costs, project management, training, quality assurance, data conversion (including purging or cleansing of existing data) and activities to maintain the software. DST believes the research and development costs incurred prior to technological feasibility are not material to its Consolidated Financial Statements.

     DST incurs significant non-capitalizable costs related to its ongoing development and maintenance of its proprietary software products that are recorded as period costs. Although not required, DST believes its disclosure provides information that is useful in understanding the period costs associated with its proprietary software.


Earnings per share, page 86
---------------------------

Comment 10. You disclose that under EITF 04-8, the Company can still utilize the "net share settlement method" of calculation shares for the conversion premiums if it intends to settle the principal amount of the bonds in cash and any excess value with shares of its common stock. Tell us the provisions of EITF 04-8 that provide for "net share settlement" based on "intent" as opposed to a contractual arrangement which requires the settlement of principal amounts in cash. Further explain why the shares to be issued upon conversion of debt (principal, accrued interest and premium value), should not be included in the computation of diluted EPS.

     Response. While EITF 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share, does not explicitly state that a company can continue to use the net share settlement method of calculating shares for the conversion premium if a company intends to settle the principal amount of the bonds in cash and any excess value with shares of common stock, DST believes that EITF 04-8 does imply that a company can continue to use the net share settlement method of calculating shares for the conversion premium. As discussed in Comment No. 6 to EITF 04-8, which asked the EITF to provide additional clarification concerning the impact of cash settlement provisions in contingently convertible securities on diluted EPS, this matter was excluded from the scope of EITF 04-8. The response to Comment No. 6 to EITF 04-8 states "the FASB Exposure Draft to Amend SFAS No. 128, Earnings Per Share, addresses this issue and the comment from these respondents has been directed to the earnings per share convergence project team to consider whether the Board should provide additional guidance or an explanation in the basis for conclusion to address when an entity has an option to settle in shares." The exposure draft to amend SFAS No. 128 has been issued, but the final standard has not been issued yet. DST provided a disclosure in Note 2 on page 87 of the Form 10-K to describe the estimated impact on the calculation of earnings per share resulting from the exposure draft. Absent further authoritative guidance, the Company believes it should follow the guidance included in EITF D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share. Paragraph 29 of SFAS No. 128 requires that for contracts that provide a company with a choice of settlement methods, the company shall assume that the contract will be settled in shares. EITF D-72 clarifies that the presumption set forth in paragraph 29 of SFAS No. 128 may be overcome if past experience or a stated policy provides a reasonable basis to believe that it is probable that the contract will be paid partially or wholly in cash. As stated in the Form 10-K, DST intends to settle any conversions with cash for the principal amount and issue stock for any conversion value amount in excess of the principal.

     DST believes it has appropriately complied with the provisions of EITF 04-8 as it relates to the calculation of diluted EPS. DST's disclosure on page 87 of the Form 10-K was intended to simplify, in plain English, the net impact from adopting this standard. DST intends to restructure this disclosure in future filings to be more specific regarding the requirements of EITF 04-8.

Note 7--Long-Term Debt, page 99
-------------------------------

Comment 11. We note from your schedule of long-term debt it appears that your revolving credit facilities are classified as long-term debt. Tell us how you considered the provisions of EITF 95-22 in determining that your revolving credit facilities should be classified as long-term.

     Response. On June 28, 2005, the Company entered into a new revolving credit facility with a syndicate of lenders. The credit facility has a five year term and matures on July 1, 2010. Multiple borrowings under this facility total the amount of revolver debt outstanding as of the balance sheet date. Each borrowing under this credit facility has an unconditional maturity date of July 1, 2010. DST has reviewed the provisions of its revolving credit agreements at December 31, 2005 and confirms that the agreements do not contain a subjective acceleration clause or a requirement to maintain a lockbox. Further, the Company remains in compliance with all debt covenants related to this revolving credit facility. As a result, DST has concluded that classification of the revolving facility as non-current in the December 31, 2005 Balance Sheet is proper.

Comment 12. We note that the Company has approximately $840 million of convertible debentures outstanding. Tell us how you considered the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the debentures are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 prior to conversion/redemption. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance which is available on our website at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
-------------------------------------------------------

     Response. The Company has outstanding, since August 2003, $840 million aggregate principal amount of convertible senior debentures (the "Debentures"), consisting of $540 million of 4.125% Series A convertible senior debentures due 2023 and $300 million of 3.625% Series B convertible senior debentures due 2023.

     The Series A and Series B convertible senior debentures may be converted into shares of DST common stock at a conversion rate of 20.3732 shares per $1,000 principal amount of the

Debentures (which is equal to an initial conversion price of $49.08) under any of the following circumstances:

     o Stock Price Conversion - During any calendar quarter after September 30, 2003 (and only during such calendar quarter) if the last reported sale price of DST's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the applicable conversion price, or

     o Bond Price Conversion - Subject to certain exceptions, during the five business day period after any five consecutive trading-day period in which the trading price per $1,000 original principal amount of Series A or Series B debentures for each day of that period was less than 95% of the product of the last reported sales price of DST's common stock and the conversion rate on each such day, or

     o Call Conversion - If the Debentures have been called for redemption (Series A and Series B debentures are redeemable at DST's option beginning August 2010 and August 2008, respectively), or

     o Extraordinary Distribution Conversion - Upon the occurrence of specified corporate transactions as defined. The specified corporate transactions can be summarized generally as unusual or extraordinary distributions of certain rights or warrants entitling purchase of DST's securities at a price below the market price of its common stock or a distribution of assets which has a value greater than 10% of DST's stock price.

     At issuance of the Debentures in 2003, DST evaluated the Debentures for embedded derivatives that should be bifurcated from the debt host and accounted for separately in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). For embedded derivatives requiring bifurcation, DST has determined the fair value of the derivative at the time of issuance and at each subsequent reporting date, with any changes in fair value recorded in the income statement. Following is a summary of DST's evaluation of each of the above conversion features as it relates to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, SFAS 133, and the relevant information in Section II B of Current Accounting and Disclosure Issues of the Division of Corporate Finance.

     DST's analysis of these conversion features considered whether they met the scope exception for bifurcation set forth in paragraph 11(a) of SFAS 133 (since the embedded conversion option met the definition of a derivative under paragraph 6 of SFAS 133). DST first considered if the conversion features were indexed to DST's own stock as clarified by EITF 01-6, The Meaning of "Indexed to a Company's Own Stock":

     o Bond Price Conversion - this feature is indexed to DST's own stock and to an observable index (bond trading price). As a result, the scope exception in paragraph 11(a) of SFAS 133 is not met as the conversion feature is not solely indexed to DST's stock and should be bifurcated. DST's assessment of this feature is that its fair value at the issuance date and subsequent reporting periods is inconsequential because the likelihood of the Debentures trading at an amount below 95% of parity is considered remote.

     o Stock Price, Call and Extraordinary Distribution Conversions - Each of these features is considered indexed to DST's own stock since they are not indexed to an observable index. Also, settlement of each of these three features is referenced solely to the accreted conversion rate of the Debentures.

          Stock Price Conversion - this feature is solely linked to the Company's stock price.

          Call and Extraordinary Distribution Conversions - these contingent events are not triggered by observable indices and are solely in the Company's control. DST further determined that as the Debentures do not involve a significant premium or discount, the call option associated with the Call Conversion feature is considered to be clearly and closely related to the debt host (DIG issue B16 and paragraph 13 of SFAS 133) and does not require bifurcation.

     DST then considered whether the Stock Price, Call and Extraordinary Distribution Conversion features met the criteria for stockholders' equity classification within EITF 00-19. As the Debentures are not considered conventional convertible debt because of the Company's option to settle in cash, stock, or any combination thereof, DST's assessment included the additional requirements of paragraphs 12 - 32 of EITF 00-19. Specifically:

     o Unregistered shares can be delivered, and the discount applied for delivery of unregistered shares is representative of a market discount as described in paragraph 16 of EITF 00-19; there are no other provisions which represent economic penalties in the event of issuing unregistered shares;

     o The number of shares to be issued is capped and there are no top-off provisions;

     o DST had sufficient authorized but unissued and uncommitted shares (considering all other commitments to deliver shares) available to settle the maximum number of shares required (capped shares) for the Debentures at issuance and at each subsequent reporting date;

     o There are no provisions compelling the Company to cash settle the Debentures;

     o    The Debentures do not require collateral to be provided; and

     o There are no provisions in the Debentures that give the holder rights that rank higher than those of a shareholder of stock underlying the contract relative to the conversion options.

     Based on the foregoing considerations, DST has determined that the Stock Price, Call and Extraordinary Distribution Conversion features met at issuance and subsequently continue to meet the criteria of EITF 00-19 for equity classification and, therefore, paragraph 11(a) of SFAS 133. Accordingly, these features do not require bifurcation from the Debentures and the provisions of APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, continue to apply.


Form 8-K Filed April 26, 2006
-----------------------------

Comment 13. In view of the nature, content and format of your Condensed Consolidated Statement of Income Adjusted for Non-GAAP Amounts and we to believe that your current presentation of a full non-GAAP Statement of Income creates a number of unique non-GAAP measures (costs and expenses, depreciation and amortization, income from operations, income taxes, net income etc.). In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Please revise your presentation in future filings to eliminate this presentation or provide disclosures for each unique non-GAAP measure included in this presentation as noted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Regulation G and Item 10(e)(1)(i) of Regulation S-K. Further discuss the nature of each income or expense items excluded from your Non-GAAP measures, their recurring or non-recurring nature, their significance to and investor in evaluating the company's financial condition and/or results of operations and whether they related to material known trends, events or uncertainties that must be disclosed.

     Response. Question 8 of the SEC's FAQs Guidance on Regulation G and Item 10(e)(1)(i) of Regulation S-K prohibit adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

     The Company believes its presentation of non-GAAP financial measures in its Form 8-K was consistent with FAQ Question 8. The Company's presentation of non-GAAP financial information in the Form 8-K was not intended to imply that any of the items excluded from the GAAP financial measures presented was "unusual or non-recurring." Further, the Company does not believe that the presentation of non-GAAP financial measures in the Form 8-K implies that the presentation is based upon a comprehensive set of accounting rules or principles.

     After receiving input from investors, analysts and other users of its financial information, and upon consideration of the rules in Regulation G and
Item 10(e)(1)(i) of Regulation S-K, DST adopted the earnings release format used in the Exhibit to the Form 8-K. After the body of the earnings release, DST presents the following information:

     1)   GAAP Income Statement

     2)   Income  Statement   adjusted  for  non-GAAP  items  ("Non-GAAP  Income
          Statement")

     3)   GAAP Income Statement by Segment

     4) Income Statement by segment adjusted for non-GAAP items ("Non-GAAP Segment Income Statement")

     The Non-GAAP Segment Income Statement begins with GAAP measures and then is adjusted for items that management has identified as non-GAAP as a result of the nature of the item. In the April 26, 2006 earnings release, DST only changed GAAP amounts to non-GAAP amounts, and not vice versa. This Non-GAAP Segment Income Statement format is only used when the reported GAAP results for the periods include certain items that are not necessarily ongoing in nature, that do not have a high level of predictability associated with them or that are non-operational in nature. Generally, these items include net gains on dispositions of business units, net gains (losses) associated with securities, restructuring and impairment costs and other similar items. Management believes the exclusion of these items provides a better basis for evaluating underlying business unit performance. Each of these revenues or expenses is denoted as "Non-GAAP" and is then layered into the GAAP income statement by segment report referred to above. In future filings, the information to be disclosed for each non-GAAP item, as set forth in FAQ Question 8, will be more fully described in the portion of the earnings release where the results of operations are discussed.

     The Commission indicated in its comments that DST should provide a specific detailed explanation of why each non-GAAP measure is useful to investors and how each of these measures is used by management. We respectfully submit that as the explanations for each non-GAAP financial measure are exactly the same, a separate discussion related to each measure would be repetitive. However, to the extent these types of non-GAAP financial measures are disclosed in future filings, DST will revise the applicable disclosures under the heading Use of Non-GAAP Financial Information as follows:

     o The Company presents certain financial information after excluding the impact of items that are not necessarily ongoing in nature, that do not have a high level of predictability associated with them or that are non-operational in nature. Generally, these items include net gains on dispositions of business units, net gains (losses) associated with securities, restructuring and impairment costs and other similar items. Management believes the exclusion of these items provides a better basis for evaluating underlying business unit performance. We believe that providing such adjusted results, excluding these items, allows investors and other users of our financial statements to better understand DST's comparative operating performance for the periods presented.

     In addition, in future filings DST intends to expand the current discussion of the use of non-GAAP financial measures to include the following:

     o    The  Company's  management  uses  each  of  these  non-GAAP  financial
          measures  in  its  own   evaluation  of  the  Company's   performance,
          particularly when comparing performance to past periods.

     o Actual results adjusted for certain non-GAAP items ("Non-GAAP Results") should not be considered in isolation and are not in accordance with, or a substitute for, GAAP results. Our Non-GAAP Results may differ from similar measures by other companies, even if similar terms are used to identify such measures. Although DST's management believes Non-GAAP Results are useful in evaluating the performance of its business, its reliance on these measures is limited since items excluded from such measures may have a material impact on the Company's income from operations, net income and earnings per share calculated in accordance with GAAP. Therefore, management typically uses Non-GAAP Results in conjunction with GAAP results to address these limitations. Investors and users of our financial information should also consider these limitations when evaluating DST's results.

     o DST provides non-GAAP measures to investors and users of our financial information on a supplemental basis, as they provide additional insight into DST's financial results. This information also enables DST to demonstrate the impact of each of these items on each line of the Company's financial information - essentially a "with and without" roadmap that can be easily conveyed during DST's quarterly investor / analyst conference call. DST management believes the non-GAAP results provide a useful measure of DST's underlying business unit performance before the effects of items that are considered by management to be outside of DST's underlying operational results or that affect period to period comparability.



     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.460.2555.

                                             Very truly yours,

                                             /s/ Marc Salle

                                             Marc Salle
MS:eem
cc:  Theresa Hursh, Esq.
     Mr. Gregg Wm. Givens
     John F. Marvin, Esq.